[redacted]

SECURITI ON

14041001

SEC Mail Processing Section

MAY 30 2014

Washington, DC
124

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MC Asset Management Americas, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Third Avenue, 2nd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Curran 203-487-6777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MC Asset Management Americas, Ltd., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

APRIL MAGHAKIAN
Notary Public - State of New York
NO. 01MA6175878
Qualified in Bronx County
My Commission Expires 10/22/2015

April Maghakian 5/28/14

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC ASSET MANAGEMENT AMERICAS, LTD.
(A Wholly-Owned Subsidiary of MC Asset Management Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

March 31, 2014
With Independent Auditor's Report

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

CONTENTS

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

The Board of Directors
MC Asset Management Americas, Ltd.
New York, New York

We have audited the accompanying statement of financial condition of MC Asset Management Americas, Ltd. (the "Company") as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

May 29, 2014

MC ASSET MANAGEMENT AMERICAS, LTD.
(A Wholly-Owned Subsidiary of MC Asset Management Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2014

Assets

Cash and cash equivalents	$	1,063,211
Receivables from affiliates		330,545
Accounts receivable		1,012
Taxes receivable		272,912
Property, equipment and leasehold improvements, net		256,027
Other assets		271,389
Total assets	$	2,195,096

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	239,428
Payables to affiliates		106,435
Total liabilities		345,863
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $10,000 per share (500 shares authorized, 206 shares issued and outstanding)		2,060,000
Additional paid-in-capital		1,077,367
Accumulated deficit		(1,288,134)
Total stockholder's equity		1,849,233
Total liabilities and stockholder's equity	$	2,195,096

The accompanying notes are an integral part of this financial statement.

Note 1 – Organization and nature of business

MC Asset Management Americas, Ltd. (the "Company"), is a wholly owned subsidiary of MC Asset Management Holdings, LLC ("MCAMH"), a U.S. Limited Liability Corporation which is a wholly owned subsidiary of MC Asset Management Holdings, Inc. ("MCAM"), a U.S. Corporation, which is a wholly owned subsidiary of Mitsubishi Corporation ("MC"), Tokyo Japan. On October 1, 2013, Mitsubishi International Corporation ("MIC") sold 100% of its ownership of the Company to MCAMH. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of Financial Industry Regulatory Authority. The Company acts as a private placement agent for MCAMH, a registered investment advisor and other affiliated companies and clients and is organized to provide investment banking, merger and acquisition advice to affiliated companies and clients.

MCAMH has committed to providing the Company with financial support, as necessary, to enable the Company to meet its working capital and regulatory capital needs through at least May 2015.

Note 2 – Significant accounting policies

Basis of accounting and use of estimates

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, which require management to make estimates that affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents

The Company includes in cash and cash equivalents highly liquid time deposits with maturities of 90 days or less. The Company maintains all its cash balances at a major financial institution. Accounts at the institution are not insured by the Federal Deposit Insurance Corporation.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Property and equipment are depreciated over their estimated useful lives of three to five years, and leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Note 2 – Significant accounting policies (cont'd)

Income taxes

The Company accounts for income taxes in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740-10, *Income Taxes*. Federal, state and local income taxes have been calculated on a separate company basis. The Company files separate state and local income tax returns except for the state of Illinois which is included in the affiliated group combined state tax filing.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC Topic 740-10. Under that guidance, the Company assesses the likelihood, based on technical merits that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. See Note 6 for additional information.

Fair value of financial instruments

Financial instruments on the Company's statement of financial condition are carried at fair value or amounts which approximate fair value.

Note 3 - Related party transactions

At March 31, 2014, receivables from affiliates included federal taxes receivable totaling $214,268 from MCA and other receivables primarily relating to billings for placement fees, consulting fees and reimbursements for expenses totaling $116,277. Payables to affiliates, which were comprised primarily of reimbursements for expenses, totaled $106,435.

See Note 8 for lease disclosure.

Note 4 - Property, equipment and leasehold improvements

Property, equipment and leasehold improvements at March 31, 2014 are as follows:

Leasehold improvements	$	493,770
Office equipment		67,161
Furniture and fixtures		25,188
		586,119
Less: accumulated depreciation and amortization		330,092
Property, equipment, and leasehold improvements, net	$	256,027

Note 5 – Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at March 31, 2014.

Note 6 - Income taxes

MCA will file a consolidated federal income tax return which will include the results of the Company for the six month period ended September 30, 2013. MIC has been appointed as MCA's agent to pay the income tax liability of the group. The Company has computed federal income tax benefit on a separate company basis using a tax rate of thirty-five percent. The Company will be refunded for federal income taxes on the outstanding balance by MCA. Included in receivables from affiliates at March 31, 2014, is a balance receivable for federal income taxes of $214,268. The Company had additional taxes receivable related to state and local taxes of $272,912 which is included on the statement of financial condition. For the period from October 1, 2013 thru March 31, 2014, the Company will file a separate federal tax return.

A deferred tax asset as of March 31, 2014 has been fully reserved due to the expectation that it cannot be utilized in the near future.

The Company had no gross unrecognized tax benefits as of April 1, 2013 and had no changes in its gross unrecognized tax benefits as a result of tax positions taken during the current or prior periods for the year ended March 31, 2014.

The consolidated federal income tax returns which include the results of the Company are under examination by United States federal income tax authorities for the fiscal years ended March 31, 2010, 2009, 2008, 2007 and December 31, 2006 and no longer subject to state and local income tax examinations by tax authorities for years before March 31, 2011.

Note 7 – Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values due to the short-term nature of these items.

Note 8 –Commitments and contingencies

The Company is a party to a sub-lease terminating May 30, 2022 with MIC for its office space. The lease agreement includes escalation clauses based on the operating cost of the building. The lease agreement has an option to cancel the lease as of May 31, 2014 effective upon terms and conditions listed in the agreement

Future minimum rental commitments are as follows:

Year ending March 31:	
2015	$ 214,944
2016	214,944
2017	214,944
2018	214,944
2019	214,944
Thereafter	680,656
	$ 1,755,376

Note 9 – Guarantees and indemnifications

In the ordinary course of business, the Company enters into contracts or agreements that contain a variety of indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The Company's maximum exposure under these arrangements is unknown; however, the Company has not paid prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Accordingly, the Company has not accrued any liability in connection with such indemnifications at March 31, 2014.

Note 10 - Net capital requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2014, the Company had net capital of $717,348 which was $617,348 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .48 to 1.

Note 11 – Subsequent events

The Company has performed an evaluation of subsequent events through the date the Company issued this statement of financial condition.

Effective March 31, 2014, certain consulting and corporate service agreements with affiliated companies were terminated and amended.